UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
[NO FEE REQUIRED]

For the fiscal year ended October 28, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
1934 [NO FEE REQUIRED]

For the transition period from                  to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Jennie-O Turkey Store Retirement Savings Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Jennie-O Turkey Store Retirement Savings Plan

Audited Financial Statements and Schedules

Years Ended October 28, 2006, and October 29, 2005

Report of Independent Registered Public Accounting Firm

The Employee Benefit Committee and

The Trustees of Jennie-O Turkey Store Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Jennie-O Turkey Store Retirement Savings Plan as of October 28, 2006, and October 29, 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 28, 2006, and October 29, 2005, and changes in its net assets available for benefits for the years then ended, in conformity with U. S. generally accepted accounting principles.

Our audit of the Plan’s financial statements as of and for the year ended October 28, 2006, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of October 28, 2006, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the financial statements for the year ended October 28, 2006, and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota

April 20, 2007

Jennie-O Turkey Store Retirement Savings Plan

Statements of Net Assets Available for Benefits

	October 28,	October 29,
	2006	2005
Assets
Cash	$17,199	$11,737
Investments, at fair value:
Collective fund	26,415,512	22,316,287
Mutual funds	56,108,478	47,801,071
Participant loans	4,143,280	3,216,977
Contributions receivable:
Employer	237,620	259,526
Employee	139,503	131,670
Total assets	87,061,592	73,737,268

Liabilities
Administrative fees payable	12,992	—
Net assets available for benefits	$87,048,600	$73,737,268

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 28,	October 29,
	2006	2005
Additions:
Interest and dividend income	$1,190,154	$769,830
Net realized and unrealized appreciation
in fair value of investments	8,429,457	3,594,989
Employee contributions	3,712,476	3,581,821
Employer contributions	6,164,339	5,787,190
Rollover contributions	12,065	12,545
Total additions	19,508,491	13,746,375

Deductions:
Distributions to participants	6,127,083	4,720,935
Administrative expenses	70,076	43,987
Total deductions	6,197,159	4,764,922
Increase in net assets available for benefits	13,311,332	8,981,453

Transfers in from other plans	—	—

Net assets available for benefits:
Beginning of year	73,737,268	64,755,815
End of year	$87,048,600	$73,737,268

See accompanying notes.

Jennie-O Turkey Store Retirement Savings Plan

Notes to Financial Statements

October 28, 2006

1. Description of the Plan

The following description of the Jennie-O Turkey Store Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan document or Summary Plan Description for a more complete description of the Plan’s provisions. Effective October 26, 2003, the Jennie-O Pension Plan and Trust and the accounts for all participants who were not exempt from minimum wage and maximum hour provisions of the Fair Labor Standards Act of 1938 in the West Central Turkeys Retirement Savings Plan were merged into and with the Jennie-O Foods, Inc. Hourly Employee 401(k) Savings Plan. The new combined plan was renamed the Jennie-O Turkey Store Retirement Savings Plan. Assets from the previously terminated Turkey Store Company Employees’ Stock Ownership Plan were rolled into the Plan on December 31, 2003.

General

The Plan is a contributory defined contribution plan covering substantially all nonexempt employees of Jennie-O Turkey Store (the Company) who have completed six months of continuous service with at least 500 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan year-end is the last Saturday in October.

Contributions

Each year, participants may contribute up to 50% of pretax annual compensation, subject to Internal Revenue Service (IRS) limitations, as defined in the Plan. Effective October 26, 2003, the company matching contribution is an amount equal to 50% of the first 2% of pay contributed for the pay period. Effective October 26, 2003, the Company’s fixed contribution to the Plan is an amount equal to 4% of the eligible employees’ earnings, less any forfeitures of terminated employees’ unvested interests.

Vesting

Participants’ employee savings contributions are fully vested immediately. The Company’s 4% (fixed) contribution vests after five years of vesting service, and the company matching contribution vests after three years of vesting service.

Amounts forfeited upon early termination of employment are used to either restore the non-vested accounts of rehired participants, reduce further employer contributions, or reduce plan expenses. The value of forfeited non-vested accounts at October 28, 2006, and October 29, 2005, were $139,097 and $77,651, respectively.

Participant Accounts

Participants are eligible to direct the investment of their employee savings contributions into any of the available fund options. Effective October 30, 2005, participants are also eligible to direct the investment of any employer matching or fixed contributions they receive for plan years beginning on or after October 26, 2003. Previously, participants were eligible to direct the investment of any employer matching or fixed contributions they received for plan years beginning on or after October 26, 2003, as soon as administratively possible following the end of the plan year in which they complete three years or five years of vesting service, respectively.

Participant Loans

Participants may borrow from their participant-directed fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balances, whichever is less.

Loan transactions are treated as transfers (from) to the investment fund to (from) the loan fund. Loan terms are up to five years, unless the loan is used to acquire a primary residence. The interest rate is 1% over the prime rate of interest charged by large United States money center commercial banks. For the purpose of sharing in any gains or losses of the trust fund, the amount of the accounts will be deemed to have been reduced by the unpaid balance of any outstanding loans. All loan repayments are made through payroll deductions.

Payment of Benefits

Upon retirement, death, or termination of employment, the participant or beneficiary may, after consulting with the trustee, receive a lump-sum amount equal to the vested value of the funds allocated to his or her account. Annuities are available in certain circumstances, as described in the plan document.

Reclassifications

Certain prior-year amounts have been reclassified to conform with the current-year presentation.

2. Summary of Accounting Policies

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The investments held by the Plan at year-end are valued at quoted market prices. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis. Gain or loss on sales of securities is based on specific identification.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The Plan’s assets are held for investment purposes by a bank-administered trust fund.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value during 2006 and 2005 as follows:

	Year Ended October 28,	Year Ended October 29,
	2006	2005

Collective funds	$938,942	$743,474
Mutual funds	7,490,515	2,851,515
	$8,429,457	$3,594,989

The following investments represent 5% or more of the Plan’s net assets as of 2006 and 2005:

	October 28,	October 29,
	2006	2005

American Growth Fund of America	$12,421,902	$10,110,898
U.S. Bank National Association Stable Asset Fund	26,307,826	22,316,287
First American Equity Index Fund	8,236,425	7,002,845
American Century Small Cap Value Fund	6,045,023	5,635,443
MFS Value Fund Class A	8,127,552	6,909,684
AIM International Growth Fund Class A	*	4,830,637
Franklin Strategic Income Fund	10,345,959	8,664,596

*Investments did not equal 5% or more of the Plan’s net assets at year-end.

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participant accounts would become 100% vested. After payment of the applicable expenses, accounts would be revalued and distributed to the participants.

5. Income Tax Status

The Plan has received a determination letter from the IRS dated December 16, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualifications. The plan administrator believes the Plan is being operated with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466
Plan #: 003

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 28, 2006

	Number of		Current
Description of Asset	Shares/Units Held		Value

Collective fund:
U.S. Bank National Association:*
Stable Asset Fund	741,692	units	$26,307,826
Hormel Foods Stock Fund	10,182	shares	107,686
Total collective funds			26,415,512

Mutual funds:
American Growth Fund of America Class R4	375,057	shares	12,421,902
Franklin Strategic Income Fund	1,010,348	shares	10,345,959
First American Equity Index Fund Class Y	319,489	shares	8,236,425
MFS Value Fund Class A	305,432	shares	8,127,552
American Century Small Cap Value Fund	562,328	shares	6,045,023
AIM International Growth Fund Class A	148,560	shares	4,141,862
First American Small Cap Select Fund Cl Y	242,891	shares	3,891,117
Blackrock International Opportunity Cl 1	35,677	shares	1,584,080
First American Strategy Income Allocation Fund Cl A	113,422	shares	1,314,558
Total mutual funds			56,108,478

Participant loans	Interest rates range from 5.0% to 9.25%, maturing
	through 10/15/2011		4,143,280
Total assets held at end of year			$86,667,270

*Indicates a party in interest to the Plan.

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466 Plan #: 003

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended October 28, 2006

					Current Value of
	Description	Purchase	Selling	Cost of	Asset on Date of	Net Gain
Identity of Party Involved	of Transaction	Price	Price	Asset	Transaction	(Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets
AIM International Growth A	2,377 transactions	$1,032,175	$—	$1,032,175	$1,032,175	$—
	2,321 transactions		3,221,374	2,070,274	3,221,374	1,151,100

American Century Small Cap Value Fund	2,314 transactions	1,957,210	—	1,957,210	1,957,210	—
	2,471 transactions		1,816,981	1,639,230	1,816,981	177,751

US Bank Stable Asset Fund	2,648 transactions	8,343,987	—	8,343,987	8,343,987	—
	2,636 transactions		5,286,693	4,955,094	5,286,693	331,599

Franklin Strategic Income Fund	2,329 transactions	3,776,182	—	3,776,182	3,776,182	—
	2,355 transactions		2,247,281	2,255,204	2,247,281	(7,923)

Jennie-O Turkey Store Retirement Savings Plan

EIN: 41-0734466
Plan #: 003

Schedule H, Line 4j — Schedule of Reportable Transactions (continued)

					Current Value of
		Purchase	Selling	Cost of	Asset on Date of	Net Gain
Identity of Party Involved	Description of Transaction	Price	Price	Asset	Transaction	(Loss)

Category (iii) — Series of transactions in excess of 5% of plan assets (continued)
American Growth Fund of America Cl R4	2,381 transactions	$3,173,533	$—	$3,173,533	$3,173,533	$—
	2,256 transactions		2,409,106	2,195,592	2,409,106	213,514

MFS Value Fund Class A	2,291 transactions	2,409,136	—	2,409,136	2,409,136	—
	2,376 transactions		2,121,913	1,800,005	2,121,913	321,908

There were no category (i), (ii), or (iv) reportable transactions for the year ended October 28, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

JENNIE-O TURKEY STORE
RETIREMENT SAVINGS PLAN

Date:	April 23, 2007	By:	/s/ JODY H. FERAGEN
JODY H. FERAGEN
Senior Vice President and
Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm